Mail Stop 4720

December 7, 2009

Ms. ZHU Mingzi
Chief Executive Officer and Director
NewTech Enterprise Management, Inc.
Room 901, No, 7 Lane 388
East Xinjian Road
Shanghai, China

      Re: **NewTech Enterprise Management, Inc.**
               Amendment No. 1 to Registration Statement on Form 10
               Filed October 19, 2009
               File No. 000-53796

Dear Ms. ZHU:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to Comment 1. Your registration statement became effective by operation of law on December 2, 2009. Please note that you know have periodic reporting obligations pursuant to Section 12(g) of the Securities Exchange Act of 1934.

Item 1. Business

2. Please provide the basis for your belief that China is the world's largest producer of coal, steal, lead, zinc, magnesium, tungsten, antimony, mercury, rare earth and fluorspar.

Chinese Mining Equipment Industry, page 1

3. Please explain the meaning of the terms "single production manufacture" and "complete equipment manufacture."

Government Regulations, page 5

4. Please refer to your response to Comment 11. Please expand your filing to briefly discuss the governmental regulations which will have a material effect on your business if you engage in the mining equipment business in China. Your list of various laws and regulations is not sufficient disclosure.

5. Please expand your filing to briefly discuss the material governmental regulations to which you will be subject if you engage in a business in China other than the mining equipment business. Please refer to Item 101(h)(4)(ix), (xi) of Regulation S-K.

Agreements, page 7

6. We note your response to Comment 10 and reissue the Comment in part. Please expand your disclosure to describe the termination and expiration provisions of the two agreements listed.

Item 1A. Risk Factors

We anticipate that our stockholders will not hold a majority of our voting shares following a completion of an acquisition transaction, page 10

7. The discussion included following this heading relates to a different risk. Please revise to clarify that more shares may be issued in the transaction than are currently outstanding, the current shareholders may not be able to influence the decisions and policies of the company after an acquisition and the current shareholders may not have sufficient shares to effect the election of directors. Additionally, describe any other potential consequences that may result if the owners of business that you acquire will hold a majority of the combined company's shares after an acquisition.

<u>"Because we may seek to complete a business combination through a 'reverse acquisition,' . . .," page 14</u>

8. Please refer to your response to Comment 26. The Risk Factors section should contain all material information necessary for an investor to adequately understand the risks facing your company. Accordingly, a cross reference to the description is not sufficient. Please expand this risk factor to describe the series of events that would constitute a reverse acquisition.

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As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Rose Zukin at (202) 551-3239, Suzanne Hayes at (202) 551-3675, or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Asher S. Levitsky P.C.
        Sichenzia Ross Friedman Ference LLP
        61 Broadway
        New York, NY 10006
        (212) 981-6767